Exhibit 99.4

NICE Announces Global Webinar Series that Empowers Organizations to Be First in the Market by Acting Smarter and Responding Faster

Hoboken, N.J., November 9, 2017 – NICE today announced its latest webinar series, which is helping organizations significantly differentiate their customer service by acting smarter and responding faster, using the CXone cloud customer experience platform.

Involving participants from across the globe, the webinar series that runs until the end of 2017 offers a variety of sessions to help organizations develop best practices for delivering the optimal customer experience in today’s experience economy. This is underpinned by their ability to meet and exceed employee and customer expectations, and to dynamically adapt to their changing needs.

Additionally, the webinars will cover a range of customer experience topics, including Robotic Automation, Analytics and Workforce Management, designed to provide insight into how to optimize business processes and employee engagement in order to drive optimal performance and superior customer service.

Highlights of the webinar series include:

●
“Empowering organizations to create exceptional customer experiences with NICE inContact CXone” - Ian Jacobs, Principal Analyst, Application Development & Delivery Professionals, Forrester Research & Aviad Abiri, Vice President, Portfolio Marketing & Enablement, NICE

●	“When Agents and Supervisors Collaborate in the Cloud” Lauren Maschio, Solution Marketing Manager, NICE and Amir Cohen, Product Marketing Manager, NICE
●	“Bringing Robotic Intelligence to Business Process Complexity” with Omer Fuchs, Head of Business Development & Strategy, NICE Advanced Process Automation and Andrew Anderson, CEO of Celaton
●	“Applied Analytics and the Modern Customer Experience” with Paul Stockford, Chief Analyst, Saddletree Research, Larry Skowronek, Vice President of Product Management and Marketing

For more information and to register for the webinars, click here. To view the CXone webinars on demand, click here.

About NICE
NICE is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972 9 775 3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.